Exhibit 21.1

Subsidiaries of Allegro MicroSystems, Inc.

Name	State of Other Jurisdiction of Incorporation or Organization
Allegro MicroSystems, LLC	Delaware
Allegro MicroSystems Argentina, S.A.	Argentina
Allegro MicroSystems Argentina S.A. Sucursal Uruguay	Uruguay
Allegro MicroSystems Business Development, Inc.	Japan
Allegro MicroSystems Europe Limited	United Kingdom
Allegro MicroSystems France SAS	France
Allegro MicroSystems Germany GmbH	Germany
Allegro (Shanghai) Micro Electronics Commercial and Trading Co., Ltd.	China
Allegro MicroSystems Philippines, Inc.	Philippines
Allegro MicroSystems (Thailand) Co., Ltd.	Thailand
LadarSystems, LLC	Delaware
CrivaSense Technologies SAS	France
Silicon Structures LLC	Delaware
Voxtel, LLC	Delaware